UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CIBT Education Group Inc. (the “Company”) reports that on January 18, 2011 it announced its intention to conduct a normal course issuer bid to purchase for re-sale approximately 2 million to 3 million of its common shares, representing approximately 4.3% to 6.5% of its public float, to a maximum aggregate acquisition cost of approximately $1 million. The normal course issuer bid is subject to approval from the Toronto Stock Exchange.

The normal course issuer bid is being implemented because management is of the view that the Company’s stock is undervalued. Share purchases by the Company will be conducted through the facilities of the Toronto Stock Exchange.

Also, CIBT Education Group Inc. (the “Company”) reports that on February 3, 2011 it announced that its subsidiaries, Sprott-Shaw Community College and Sprott-Shaw Degree College, have been included in a list of educational institutions which will be offered Post-Graduation Work Permits by Government of British Columba.

Further details may be found in the news releases attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	January 18, 2011 – News Release “CIBT Announces Share Buy-Back”
99.2	February 3, 2011 – News Release “CIBT’s Subsidiaries to Participate in New Government Program for International Students”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: February 3, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer